September 25, 2015

United States Securities and Exchange Commission

Room 4322

Washington, D.C. 20549

Attention: Kim McManus, Esq.

Dear Ms. McManus:

We hereby request acceleration so that the Registration Statement on Form S-1 originally filed by World Media & Technology Corp. (the “Company”) on May 13, 2015 and as amended on Form S-1/A on September 2, 2015 (SEC File No. 333-204110) becomes effective on September 30, 2015 at 9:00 a.m. Eastern Standard Time.

We hereby acknowledge that

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fabio Galdi

Fabio Galdi

Chief Executive Officer

World Media & Technology Corp.